UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7 to Schedule 13D)*

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

Mike Ringler

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Names of Reporting Persons Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 73,115,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,115,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

1. Based on 764,180,688 shares of Common Stock outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the Securities and Exchange Commission on May 2, 2022.

This Schedule 13D amends the Schedule 13D initially filed by Elon Musk (the “Reporting Person”) with the Securities and Exchange Commission on April 5, 2022 with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”), which was subsequently amended on April 11, 2022, April 14, 2022, April 21, 2022, April 26, 2022, April 27, 2022 and May 5, 2022 (collectively, including this amendment, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed, on April 25, 2022, an affiliate of the Reporting Person (the “Margin Loan Borrower”) received a commitment letter (the “Margin Loan Commitment Letter”) from Morgan Stanley Senior Funding, Inc. and certain other financial institutions party thereto (collectively, the “Margin Loan Commitment Parties”) pursuant to which the Margin Loan Commitment Parties committed to provide the Margin Loan Borrower up to $12.5 billion in margin loans to fund a portion of the merger consideration contemplated by the Merger Agreement (the “Merger Consideration”).

On May 4, 2022, the Reporting Person allowed a portion of the margin loan commitments contemplated by the Margin Loan Commitment Letter to expire, and, after giving effect to such expiration, the Margin Loan Commitment Parties remained committed to provide the Margin Loan Borrower with up to $6.25 billion in margin loans to fund a portion of the Merger Consideration. Concurrently with the foregoing reduction in margin loan commitments, the Reporting Person committed to provide an additional $6.25 billion in equity financing to fund a portion of the Merger Consideration by amending and restating the Amended Equity Commitment Letter, dated as of April 25, 2022, to increase the aggregate principle amount of the equity commitment thereunder to $27.25 billion.

On May 24, 2022, the Reporting Person allowed the remainder of the margin loan commitments contemplated by the Margin Loan Commitment Letter to expire, at which time the Margin Loan Commitment Letter and the commitments thereunder terminated. Concurrently with the foregoing, the Reporting Person committed to provide an additional $6.25 billion in equity financing to fund a portion of the Merger Consideration by amending and restating the Amended Equity Commitment Letter, dated as of May 4, 2022, to increase the aggregate principle amount of the equity commitment thereunder to $33.5 billion (the “May 24 Equity Commitment Letter”).

The Reporting Person (on behalf of himself and Parent) is seeking and the Reporting Person (directly or indirectly through Parent) may receive additional financing commitments to fund portions of the total Merger Consideration, which commitments, subject to the terms of the Merger Agreement and the May 24 Equity Commitment Letter, may replace portions of the financing commitments previously reported by the Reporting Person in connection with the Merger Agreement and the Merger contemplated thereby, including portions of the Reporting Person’s May 24 Equity Commitment Letter described herein. In addition, the Reporting Person (on behalf of himself and Parent) is having, and will continue to have, discussions with certain existing holders of Common Stock (including Jack Dorsey) regarding the possibility of contributing such shares of Common Stock to Parent, at or immediately prior to the closing of the Merger, in order to retain an equity investment in Parent or Twitter following completion of the Merger in lieu of receiving Merger Consideration in the Merger. Subject to the terms of the Merger Agreement and the May 24 Equity Commitment Letter, any such contribution commitments may replace portions of the financing commitments previously reported by the Reporting Person in connection with the Merger Agreement and the Merger contemplated thereby, including portions of the Reporting Person’s May 24 Equity Commitment Letter described herein.

The foregoing description of the May 24 Equity Commitment Letter is qualified in its entirety by reference to the full text of the May 24 Equity Commitment Letter, a copy of which is attached hereto as Exhibit N, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit N:	May 24 Equity Commitment Letter, dated as of May 24, 2022

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022

ELON R. MUSK
/s/ Elon R. Musk